UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
MEDITERRANEAN MINERALS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

56310P
(CUSIP Number)

June 28, 2005
(Date of Event Which Requires Filing of this Statement)

(1) The holdings of Dundee Precious Metals Inc. were disaggregated from those of Dundee Wealth Management Inc. and its subsidiaries, affiliates and associates following Dundee Precious Metals' conversion from a closed-end investment company to an operating mining company.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56310P

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DUNDEE PRECIOUS METALS INC. ("Dundee Precious")

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization:
Canada

Number of	5. Sole Voting Power	34,899,491[1]
Shares
Beneficially	6. Shared Voting Power	Nil
Owned by
Each	7. Sole Dispositive Power	34,899,491[1]
Reporting
Person With	8. Shared Dispositive Power	Nil

9. Aggregate Amount Beneficially Owned by Each Reporting Person 34,899,491[1]

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 29.9%

12. Type of Reporting Person (See Instructions) CO

Item 1. (a) Name of Issuer
                  Mediterranean Minerals Corp.

Item 1. (b) Address of Issuer's Principal Executive Offices
                  350-885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5

Item 2. (a) Name of Person Filing
                  Dundee Precious

Item 2. (b) Address of Principal Business Office or, if none, Residence
                  3060, Royal Bank Plaza, South Tower, 200 Bay Street, P.O. Box 30, Toronto, Ontario, M5J 2J1

Item 2. (c) Citizenship
                  Canada

Item 2. (d) Title of Class of Securities
                  Common Stock

Item 2. (e) CUSIP Number
                  265269

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned:  34,899,4911
(b) Percent of class:  29.9%
(c) Number of shares as to which the person has:
                       (i) Sole power to vote or to direct the vote   34,899,4911
                       (ii) Shared power to vote or to direct the vote  Nil
                       (iii) Sole power to dispose or to direct the disposition of   34,899,4911
                       (iv) Shared power to dispose or to direct the disposition of  Nil

Item 5. Ownership of Five Percent or Less of a Class
             N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
             N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             N/A

Item 8. Identification and Classification of Members of the Group
             N/A

Item 9. Notice of Dissolution of Group
             N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2005
June 30, 2005
Date

DUNDEE PRECIOUS METALS INC. BY:

"Lori E. Beak"
Signature

Lori E. Beak/Secretary
Name/Title

1 Included is a $360,000 promissory note convertible into 900,000 common shares of Mediterranean Minerals at a conversion price equal to the greater of CDN $0.40 and the market price of the common shares at the time of conversion less a maximum allowable discount and expires October 22, 2005. 1,529,000 Warrants exercisable into common shares at $0.51 and expire October 22, 2005; and 10,123,735 Warrants exercisable into common shares @ $0.06 each with an option to purchase an additional common share at $0.07 for each warrant exercised which expires June 28, 2007.